Exhibit 99.36

GOVERNANCE POLICY

The board of directors (the “Board”) of Quantum eMotion Corp. (the “Corporation”) recognizes the importance of sound and well -founded governance principles and practices. They are essential to good management and the overall results obtained by the Corporation.

1.	PURPOSE AND SCOPE

Good governance requires that the roles and responsibilities of the different components of the Board and its members are properly defined and understood. The purpose of this policy is to define such roles and responsibilities and ensure that the Corporation has a strong governance structure in place to carry out its mandate effectively and comply with regulations of each jurisdiction in which its business is carried on, including rules and guidelines of stock exchanges to which the Corporation is subject (“Applicable Laws”). This policy applies to the Corporation, particularly members of the Board and Board committees.

2.	ETHICAL AND RESPONSIBLE DECISION-MAKING

2.1	Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) which embeds the Corporation’s values, and guides the Board, management and the broader workforce as to the expected standards of behaviour. It helps to ensure the appropriate degree of integrity in the Corporation’s dealings. Corporation personnel and suppliers are also informed of the values and expected behaviour under the Code of Conduct.

3.	GUIDING PRINCIPLES OF CORPORATE GOVERNANCE

3.1	Board: Composition

The number of members that make up the Board is determined in accordance with the Corporation’s articles and by-laws.

All Board members must meet the qualification requirements set in the Corporation’s articles and bylaws.

The Chair of the Board must be a director.

The Board, or a committee of the Board to which the Board delegates such responsibilities (the “Committee”), as applicable, will assess the nature of the relationship between each Board member and the Corporation, and review annually the independence and qualifications of Board members and make recommendations to the Board accordingly.

Directors are required to inform the Board of any changes to their interests or relationships that could bear upon their independence.

The Board or the Committee, as applicable, regularly reviews the Board’s structure, size and composition to ensure that it has the range of skills, expertise and experience required for robust decision-making and effective governance of the Corporation.

The Corporation’s intention is that the Board encompasses a mix of diversity (including in relation to gender, age, culture and experience) and a broad range of skills in key areas relevant to the Corporation’s business.

The Board, in collaboration with the Committee, as applicable, may utilize a skills and experience matrix to set out the skills and experience mix that the Board is looking to achieve in its membership, to identify the current directors who have such skills and experience and to identify any gaps or areas to focus on for future appointments or training.

3.2	The Board: Roles and Responsibilities

The Board determines the strategic direction of the Corporation, regularly reviews the appropriateness of it, and oversees its implementation. The Board is ultimately accountable to the Corporation’s shareholders for the performance of the business. The Board may appoint a Managing Director who shall ensure a general supervision of the business and affairs of the Corporation, except those expressly reserved to the Board and its committees.

The role and responsibilities of the Board include the following:

a)	Ensure that the Corporation’s mission is carried out effectively and in compliance with Applicable Laws.
b)	Approve the strategic goals, the action plans, the policies including risk management policies and make sure that they are applied;
c)	Create the appropriate committees and define their mandates;
d)	Oversee the implementation of the Corporation’s Code of Conduct, policies and committees’ charters. Implementation should be efficient and transparent and in the best interests of the Corporation;.

e)	Follow up on its decisions and assume responsibility of its decisions relative to the shareholders;.
f)	Periodically evaluate the Corporation’s performance;.
g)	Ensure, in cooperation with the President and CEO, that there is an effective succession plan in place for the President and CEO position and the other senior management positions of the Corporation;.
h)	Identify the main operational risks facing the Corporation. Ensure that they are adequately monitored, that appropriate controls are in place, and that all necessary mitigation measures are taken;.
i)	Ensure that open and transparent communication channels are maintained between the Corporation and all of its stakeholders and vice-versa.

3.3	Chair of the Board: Role and Responsibilities

The Chair of the Board is designated by the Board and shall be a director. In addition to the responsibilities applicable to all directors of the Corporation, the responsibilities of the Chair of the Board include the following :

a)	In accordance with the by-laws of the Corporation, call any special meeting of the Corporation’s shareholders;
b)	Determine the time and place for the meetings of the Board in consultation with management and ensure the proper timely flow of information to the Board sufficiently in advance of the meetings;
c)	Maintain a good working relationship between members of the Board and management to assure open communication, cooperation, interdependence, mutual trust, respect, and commonality of purpose;
d)	Ensure that the responsibilities of Board members are clearly understood by the directors;
e)	Ensure that the Board members are present at meetings of the Board and that they work together as a team;
f)	Ensure that the Board members have the necessary resources and training if necessary to efficiently carry out their mandates;
g)	Promote an efficient exchange of information between the Board members by using appropriate means of communication;.

3.4	Directors: Role and Responsibilities

The main responsibilities and functions of a director are:

a)	To understand the mission, vision, corporate values and the overall strategies of the Corporation;
b)	To be fully informed and to update whenever necessary his/her understanding of the operational activities of the Corporation as well as the concomitant operational risks;
c)	Unequivocally confirm his/her adherence to the Code of Conduct and all the other corporate governance policies and charters;

d)	Diligently divulge without delay to the Board any personal or professional situation or fact that may lead to a conflict of interest or a change in the status of the relationship between the Corporation and the director;
e)	Proactively participate in the work and discussions of the Board and the Board committees of which a director is a member;
f)	Prepare all for the Board and committee meetings, by reading all the relevant documentation and by asking for any additional information when necessary;
g)	Participate in any useful training sessions and courses that may be periodically organized;
h)	Strive to attend all of the meetings of the Board and the Board committees to which a director has been appointed.

3.5	Directors: Compensation

Compensation and trends are periodically assessed, with the assistance of professional independent remuneration consultants as required, so that Board membership of a high standard is maintained and market compensation trends are reflected. Compensation of non-executive directors is adjusted where necessary to align with compensation paid to board members of comparable TSX Venture Exchange listed corporations.

Expenses incurred by a Board member to attend a meeting of a committee or the Board may be paid in addition to attendance fees and retainers.

Every year the Board reports to the shareholders on the meetings attendance record of, and compensation paid to, each director.

3.6	Board Committees

In order to assist the Board in fulfilling its overall mandate and its responsibilities, the Board may create committees as necessary.

The mandates and the responsibilities of each committee are defined in their respective charter approved by the Board and periodically updated, as necessary.

The Board can at any time create special committees with a specific mandate.

3.7	Performance: Evaluation of the Board and its Directors

A review of the performance and effectiveness of the Board, Board committees and directors is undertaken annually. Performance evaluations are carried out in an independent manner that ensures anonymity and freedom to speak out for all the directors. The Board sets the modalities and the process performance evaluation, using peer reviews and/or auto-evaluations.

3.8	Access to Information and External Advisors

All directors have direct access to all relevant Corporation information and to the Corporation’s senior officers. Members of the Board and the committees also have access to independent legal, accounting or other professional advisors as necessary, at the Corporation’s expense.

4.	RISK MANAGEMENT

The Board recognises that risk management and internal controls are fundamental to sound management, and that oversight of such matters is a key responsibility of the Board. The Board’s role in relation to risk is to confirm that systems are in place which facilitate the effective identification, management and mitigation of any significant financial and non-financial risks to which the Corporation is exposed.

The Audit Committee assists the Board to fulfil its responsibilities in relation to risk. Its role in relation to risk is to: (a) oversee the identification, prioritisation and management of the risks faced by the Corporation; (b) direct the facilitation of risk assessments and measurement to determine the material risks to which the Corporation may be exposed and to evaluate the strategy for managing those risks; (c) monitor the changes in the internal and external environment and the emergence of new risks; (d) review the adequacy of insurance coverage; (e) monitor the procedures to deal with and review disclosure of information to third parties insofar as these disclosure represent a risk for the Corporation.

5.	MARKET COMMUNICATION

The Board recognises the importance of keeping the market fully informed of the Corporation’s activities and of stakeholder communication in a timely, balanced and transparent manner, and is committed to compliance with the disclosure requirements applicable to the Corporation. The Corporation’s guidelines and practices with respect to market communication can be found in the Corporation’s Disclosure Policy.

6.	REVIEW

This policy shall be reviewed annually by the Board or Committee, as applicable.